EXHIBIT 4.(C).2
OPTION PLAN FOR SELECTED MEMBERS OF HYDRO’S TOP MANAGEMENT GROUP
2004 – 2010
1.	Background information

This document comprises a description of the option plan for the Top Management Group in Hydro, in which has been offered to participate.

The Option Plan is offered as an incentive to stimulate growth in the value of the Company’s shares. The Company’s Board of Directors also places importance on selected persons having an ownership interest in the Company for as long as they are employed in a top management position.

The Option Plan is offered to members of the Corporate Management Board and other persons designated by the President and CEO.

The Board of Directors in Norsk Hydro ASA (the Company) determines the framework for the Option Plan, and allots options to the President and CEO. The President and CEO allots options to the Corporate Management Board and the Top Management Group.

The President and CEO, or person authorized by the President and CEO, draws up and maintains a list of: the persons to whom the plan is currently available, the persons who are currently taking part in the plan (the Option Holders) and the number of options allotted to each person; and draws up the necessary routines for the execution of the Option Plan.

The Company’s Board of Directors, or person appointed by the Board, shall decide questions relating to the options allotted to the President and CEO in accordance with this plan that would otherwise be decided by the President and CEO.
2.	The number of options allotted

name is allotted x,000 options for the year 2004.

The allotment and exercise of options does not constitute part of the Option Holder’s salary or entitlement to other benefits in accordance with his or her employment contract. The value of the options or any Profit acquired through this agreement is not included in the basis for calculating holiday pay. Allotment and exercise of options does not give any pension rights.

The options allotted may not be sold, mortgaged, given away or transferred in any other way than as determined below.
3.	Exercise Price (strike price)

The Exercise Price is fixed at NOK 476.

4.	Exercise of options
a.	Each option entitles the Option Holder to the difference in Norwegian kroner between the Hydro share’s average market price (share price on the Oslo Stock Exchange at the end of trading) for the five – 5 – trading days prior to the day on which the option is exercised and the Exercise Price, in accordance with the conditions given below. This entitlement is hereinafter called “the Profit”.

b.	Options may be exercised from and including 1 July, 2007. The last day for exercising the options is 30 June 2010, after which date, unexercised options will no longer be valid. Options may be exercised earlier, cf. Section 6 below. The Option Holder decides when and how many options are to be exercised at any time in relation to options that he or she is entitled to exercise, also within the limits delineated in section 4.c.

c.	The Option Holder may not exercise options that will result in a Profit per calendar year that exceeds the Option Holder’s gross salary excluding bonus and additional benefits during the same period. This limitation applies for each option allotted from and including the year 2004 regardless of the option plan, unless otherwise explicitly stated in a new plan.

d.	On exercise of an option, the Option Holder is entitled to payment of the Profit with the deduction of the tax to which the Profit is subject, cf. section 8, hereinafter called “the Net Profit”.
5.	Duty of ownership and investment of the Profit from the Option Plan in Hydro shares for the duration of employment in the Company

The Option Holder is obliged to invest the Net Profit immediately after it has been received in Hydro shares at market price. The duty to invest the Net Profit in Hydro shares does not, however, apply to:
•	The President and CEO, if he has already purchased Hydro shares of a total market value equivalent to twice his annual salary at this point in time with previously disbursed Net Profit,

•	Other members of the Corporate Management Board, if they have already purchased Hydro shares of a total market value equivalent to their annual salary at this point in time with previously disbursed Net Profit, or

•	Option Holders who are not members of the Corporate Management Board, if they have already purchased Hydro shares of a total market value equivalent to half their annual salary at this point in time with previously disbursed Net Profit.
The Option Holder may include other Hydro shares that he or she owns, but which have not been purchased with Net Profit, cf. the above paragraph, in his or her overall share portfolio in relation to annual salary, cf. the above paragraph.

Hydro shares that are purchased with the Net Profit, and other Hydro shares which are included in the Option Holder’s calculation of his or her overall share portfolio in relation to annual salary, cf. section 5 first and second paragraph, may not be sold, mortgaged, given away or transferred in any other way for as long as the Option Holder is employed in Norsk Hydro ASA or in one of its subsidiaries.

If the Option Holder transfers to a new position in Hydro, and is thus no longer part of the Company’s Top Management Group for which this and equivalent future plans applies, the duty to own Hydro shares no longer applies. In such cases, the duty to invest the Net Profit in Hydro shares, cf. the first sentence of the first paragraph of section 5 no longer applies.

In particular cases, the Company’s President and CEO may waiver the requirement for investment of the Net Profit in Hydro shares and ownership of Hydro shares.

6.	Requirements regarding employment relationship

The main rule is that options are allotted and can only be exercised for as long as the Option Holder is employed in Norsk Hydro ASA or one of its subsidiaries.

If the Option Holder’s employment relationship ends as a result of
•	the Option Holder’s death,

•	injury, disability or illness,

•	dismissal from the Company/Group as a result of supernumeracy or reorganization,

•	retirement

•	ownership of the company/operation in which the Option Holder is employed changing, excluding demerger, in such a way as Hydro no longer has determining influence or more than 50% ownership (cf. the Public Limited Companies Act § 1-3), the Option Holder (or the Option Holder’s estate) may exercise the allotted options within 12 months of the date of retirement, change of ownership or death, regardless of the condition laid down in the first sentence of section 4.b. Options that are not exercised within this deadline will automatically become invalid. In the cases listed above in this paragraph, the Option Holder (or the Option Holder’s estate) is not obliged to invest the Net Profit in Hydro shares. The restriction on the amount of Profit in relation to salary, cf. section 4.c. applies in so far as the total Profit on the exercise of options in the 12 month period in question may not exceed the Option Holder’s gross annual salary, excluding bonus and additional benefits, at the time of retirement/change in company ownership.
If the Option Holder
•	resigns from the Company (or subsidiary), or

•	is dismissed as a result of breach of duty or other unacceptable circumstances on the part of the Option Holder, and the dismissal is accepted by the Option Holder or is legally determined as valid, all allotted options that have not been exercised will be withdrawn, and this option plan will no longer apply for the Option Holder in question, with immediate effect. In such cases, the Option Holder will not have any entitlement to compensation for the loss of the options.
7.	Changes in the company conditions

In the event of any company law changes to Norsk Hydro ASA, such as demerger, merger, reduction of capital, increase of capital, share split or share splice, the number of options allotted and/or the Exercise Price shall be adjusted as the Company’s Board deems to reasonably maintain the principle of Option Holders having exposure to a value development reflecting that of the shareholders. Option Holders shall be notified of any such adjustment.

8.	Tax issues

The Net Profit is included as Profit for deduction of marginal tax as deemed to be relevant for the Option Holder by the Company.

The Profit gained on the exercise of an option shall be treated as the top income the Option Holder earns in the tax year in question, and will therefore normally be subject to the highest marginal tax. The Option Holder shall report his or her marginal tax rate on exercising an option. The Company can, however, freely assess what marginal tax rate shall be applied.

It is the sole risk of the Option Holder should it later be found that the wrong tax rate was applied. Any reimbursed tax or tax arrears shall not have any effect on the Option Holder’s obligation to purchase Hydro shares for the Net Profit stipulated or to his or her obligation to own Hydro shares.

The Option Holder is personally responsible for any tax obligation that may arise from the Option Plan. The tax effect of allotment, holding and exercise of options will vary between different jurisdictions. The Option Holder is advised to seek personal tax advice on these questions.

In jurisdictions where this is required, the Company (or subsidiary) will deduct tax in advance. Where advance tax deduction is not practiced, the whole Profit will be paid to the Option Holder, and the same obligation to invest the Net Profit will apply, cf. the first paragraph of section 5.

9.	The Option Plan in relation to previous plans

Options that have been allotted in connection with earlier option plans are still valid in accordance with the previous rules. Otherwise this Option Plan replaces the previous “Norsk Hydro Executive Share Option Plan” for 2002 and 2003.

10.	Stock exchange rules

The Option Holder is responsible for ensuring that his or her options are exercised in accordance with stock exchange and securities legislation, and that the exercise of options is not in conflict with rules on inside trading and trading restrictions during certain periods. The Option Holder must ensure that he or she meets the obligation to report to the Oslo Stock Exchange and other relevant authorized market places in connection with the exercise of an option.

To assist the Option Holder, The President and CEO, or person authorized by the President and CEO, shall draw up routines for reporting in connection with exercising options, investment of the Net Profit in Hydro shares and sale of the Option Holder’s shares in Hydro.
* * *
This Option Plan is entered into today between the Option Holder and Norsk Hydro ASA.
Oslo, September 9, 2004

for Norsk Hydro ASA	Option Holder

Eivind Reiten	name